

Mail Stop 4628

June 13, 2017

Rogers Herndon
Chief Executive Officer, President and Director
Quintana Energy Services Inc.
1415 Louisiana Street, Suite 2900
Houston, TX 77002

> **Re:** **Quintana Energy Services Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 2, 2017**
> **CIK No. 0001704235**

Dear Mr. Herndon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Recent Trends and Outlook, page 64

1. We reissue prior comment 5. Revise your disclosure regarding recent trends to provide a clearer description of the impact of known trends reasonably expected to have a material impact on your operating results so that investors are able to ascertain the extent to which your past results are indicative of your future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 72

2.   The revised disclosure provided in response to prior comment 7 states that cash flows
        from operations (once positive) will be a primary source of liquidity following the
        completion of your offering. Further revise this disclosure as it does not appear that you
        have clarified your expectations for operating cash flows as a liquidity source in the
        future.

Critical Accounting Policies and Estimates, page 76

3.   Revise to provide critical accounting policy disclosure regarding your accounting for unit
        based compensation, including information regarding the methods used to determine the
        fair value of your common units and the nature of the material assumptions involved.
        Also address the extent to which the estimates are considered highly complex and
        subjective. As part of your revised disclosure, quantify the expense that will be
        recognized relating to the phantom units that will become fully vested upon the
        consummation of your proposed offering. In addition, tell us the fair value of your
        common units as of the February 28, 2017 grant of phantom units.

Principal and Selling Stockholders, page 123

4.   Please confirm that your beneficial ownership table will reflect all shares received in
        exchange for the phantom units that will vest in connection with this offering. In
        addition, please tell us what consideration you gave to filing the phantom unit agreements
        pursuant to Item 601(b)(10)(iii) of Regulation S-K

Quintana Energy Services LP (Predecessor) Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Acquisitions, page F-32

Acquisition of Archer Well Services Entities, page F-34

5.   Your response to prior comment 11 states that you reviewed asset values along with
        discounted cash flow analyses for each of the Archer Well Service Entities. Describe the
        approach used to determine the market value of the Archer Well Service Entities in
        greater detail and provide us with sufficient information regarding the material
        assumptions used as part of your valuation. Address the Archer Well Service Entities'
        historical operations as your prior response states that it "had been struggling to operate
        profitably and generate returns" and explain how this affected the fair value of the net
        assets acquired. In addition, tell us about the process through which Archer Limited
        pursued the sale of the Archer Well Service Entities through an investment banking

advisor, including with regard to other offers that were considered by Archer Limited prior to the date of your acquisition.

6.   We note that the partnership interests issued as consideration to acquire the Archer Well Service Entities had a fair value of $92.6 million based on a discounted cash flow and market multipliers. Provide us with additional detail regarding the approaches utilized to determine the fair market value of Quintana Energy Services LP and the material observable and unobservable inputs used in your valuations. Also, explain how you determined that these were the appropriate valuation techniques and tell us how the results of the valuations compared to one another.

7.   It appears that many of the services you have offered historically are similar to those offered by the Archer Well Service Entities. For example, disclosure in your submission notes that the acquisition provided you with "increased scale in key operating geographies, strengthened existing product lines and expanded [y]our customer base and geographic reach." In light of these similarities, tell us how factors cited in your response to prior comment 11 as drivers of the bargain purchase gain such as the market conditions of 2015 and the outlook for 2016 affected your valuation of Quintana Energy Services LP.

8.   In consideration of your proposed initial public offering, tell us how your fair market value has changed since the date on which you acquired the Archer Well Service Entities. Include information with regard to the change in fair value attributable to your operations related to the Archer Well Service Entities compared to other material factors.

Note 15 – Segment Information, page F-44

9.   Your response to prior comment 13 states that you have met the disclosure requirements of FASB ASC 280-10-50-40 as there are similarities in the product and service lines within each of your operating segments. Provide us with additional detail regarding the economic characteristics of the products and services within each segment (e.g., the pricing and margins for hydraulic fracturing services and cementing and acid stimulation services within your pressure pumping services business segment). In addition, further address the similarities in purpose and use of your offerings and tell us whether your customers can obtain your products and services on an individual basis or if they must enter into contracts for a suite of integrated and related products and services (i.e., tell us whether customers typically contract for multiple products and services deemed to be similar).

Closing Comments

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources

cc: Sarah K. Morgan
       Vinson & Elkins LLP